Exhibit 23.5

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated May 29, 2015, with respect to the consolidated financial statements of RockPile Energy Services, LLC, which comprise the consolidated balance sheet as of January 31, 2015, and the related consolidated statements of income, changes in members’ equity, and cash flows for the year then ended, incorporated by reference in the Registration Statement No. 333-222500, as amended, and to the reference to our firm under the heading “Experts” in the prospectus included in such Registration Statement.

/s/ KPMG LLP

Denver, Colorado

January 17, 2018